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MAR 01 2017

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 69304

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Click IPO Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2375 E. Camelback Road, Suite 600
(No. and Street)

Phoenix	AZ	85016
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Karen A. Steighner (303) 795-0400
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Semple, Marchal & Cooper, LLP
(Name – *if individual, state last, first, middle name*)

2700 N. Central Avenue, Suite 900	Phoenix	AZ	85004
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Karen A. Steighner, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Click IPO Securities, LLC, as of December 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Signature

Financial & Operations Principal
Title

Notary Public

EDWARD MANUEL ESCOBAR
NOTARY PUBLIC 7615788
COMMONWEALTH OF VIRGINIA
MY COMMISSION EXPIRES JULY 31, 2018

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Click IPO Securities, LLC

FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION

DECEMBER 31, 2016

Table of Contents

SEMPLE, MARCHAL & COOPER, LLP
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

2700 NORTH CENTRAL AVENUE, NINTH FLOOR, PHOENIX, ARIZONA 85004-1147

Report of Independent Registered Public Accounting Firm

To the Members of
Click IPO Securities, LLC

We have audited the accompanying balance sheet of Click IPO Securities, LLC as of December 31, 2016 and the related statements of operations, changes in members' equity, and cash flows for the year then ended. In connection with our audit of the financial statements, we have also audited the financial statement schedules listed in the accompanying table of contents. These financial statements and schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements and schedules. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Click IPO Securities, LLC at December 31, 2016 and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Also, in our opinion, the financial statement schedules, when considered in relation to the basic financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

Semple, Marchal & Cooper, LLP

Certified Public Accountants

Phoenix, Arizona
February 27, 2017

TEL 602-241-1500 • FAX 602-234-1867 • WWW.SEMPLECPA.COM

Click IPO Securities, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2016

ASSETS

Cash and Cash Equivalents	$	124,387
Other Assets		32,111
Total Assets	$	156,498

LIABILITIES AND MEMBERS' EQUITY

Accounts Payable and Accrued Expenses	$	-
Total Liabilities		-
Members' Equity		156,498
Total Liabilities and Members' Equity	$	156,498

The accompanying notes are an integral part of the financial statements.

Click IPO Securities, LLC

STATEMENT OF OPERATIONS

For the Year Ended December 31, 2016

Income	$ -
Expenses	
Regulatory expense	2,355
Professional fees	77,982
Other expenses	6,863
Total Expenses	87,200
Net loss	$ (87,200)

The accompanying notes are an integral part of the financial statements.

Click IPO Securities, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY

For the Year Ended December 31, 2016

Members' Equity, December 31, 2015	$ 68,698
Member Contributions	175,000
Net Loss	(87,200)
Members' Equity, December 31, 2016	$ 156,498

The accompanying notes are an integral part of the financial statements.

Click IPO Securities, LLC

STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2016

Cash flows from operating activities:	
Net income (loss)	$ (87,200)
Adjustments to reconcile net income (loss) to net cash used in operating activities:	
CRD flex account	55
Prepaid expense	(765)
Accounts payable	(81)
Net cash used by operating activities	(87,991)
Cash flows from investing activities:	
Deposits	(25,000)
Net cash used by investing activities	(25,000)
Cash flows from financing activities:	
Member contributions	175,000
Net cash provided by financing activities	175,000
Net cash increase for the year	62,009
Cash at beginning of year	62,378
Cash at end of year	$ 124,387

The accompanying notes are an integral part of the financial statements.

Click IPO Securities, LLC

NOTES TO FINANCIAL STATEMENTS

Note 1- Nature of Business and Summary of Significant Accounting Policies

Organization and Nature of Business

Click IPO Securities, LLC (the "Company") was formed under the name Aston Diel Securities, LLC, on June 28, 2013 as an Arizona Limited Liability Corporation (LLC). The Company changed its name to Click IPO Securities, LLC on September 8, 2016. The Company is a registered broker-dealer under the provisions of the Securities Exchange Act of 1934. The Company began operations as a broker-dealer on October 30, 2014. The Company will not act as a custodian of or otherwise hold client funds or securities.

The Company intends to provide services on behalf of clients for the purchase of securities, specifically initial public offerings of over-the-counter corporate equity securities as either an underwriter or selling group member on a "best efforts" basis via a mobile electronic application; for the purchase and/or sale of over-the-counter corporate equity securities in the secondary market; for private placements; and, investment banking activities including providing advisory services for a fee for mergers and acquisitions. As of December 31, 2016, the Company had generated no revenues.

Basis of Presentation

These financials statements are presented in accordance with accounting principles generally accepted in the United States, and in accordance with financial statements of broker-dealers.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all money market funds and highly liquid debt instruments with a maturity of 90 days or less at the time of purchase to be cash equivalents.

Note 1- Nature of Business and Summary of Significant Accounting Policies (Continued)

Revenue Recognition on Commissions and Advisory Services

The Company expects to record securities transactions in Initial Public Offerings (IPOs) on a trade date, delivery versus payment ("DVP") basis. Commission and/or fee income and related expenses are also expected to be recorded on a trade date basis, which is not materially different than settlement date. The Company will recognize revenue for investment banking and merger and acquisition transactions at the time of the closing of a transaction, when the fees have been earned and collection is reasonably assured.

Income Taxes

The Company is recognized as a partnership for income tax purposes under the provisions of the Internal Revenue Code for Limited Liability Companies. As a result, income and losses of the Company are passed through to the members for income tax reporting purposes. Accordingly, no provision has been made for federal or state income taxes. The tax returns of the past three years have not been audited, and could be subject to audit.

Fair Value of Financial Instruments

The carrying amounts of cash and cash equivalents, approximates fair value given its short-term nature.

Note 2 - Risks

The Company maintains its cash in bank deposit accounts, which, at times, may exceed federally insured limits. Accounts are guaranteed by the Federal Deposit Insurance Corporation (FDIC) up to $250,000. At December 31, 2016, the Company had no cash in excess of the FDIC insured limits. The Company has not experienced any losses in such accounts.

Note 2 - Risks (Continued)

In the normal course of business the Company expects that its client activities ("clients") conducted through its clearing broker will involve the execution, settlement and financing of various client securities transactions. These activities may expose the Company to off-balance sheet risk. In the event the client fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the client's obligations. However, the Company has conducted no such activities for clients during the reporting period and, therefore, has experienced no related off-balance sheet risk exposure through the reporting period.

The Company is a business whose planned principal operations as a broker-dealer have not yet produced revenues or generated clients. The Company is subject to significant risks and uncertainties given its need to maintain a minimum net capital and to generate future clients and revenues.

Note 3 - Net Capital Requirements

The Company, as a registered broker-dealer, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). Rule 15c3-1 requires the maintenance of minimum net capital of $50,000, as defined, and requires that aggregate indebtedness, as defined, shall not exceed 15 times net capital. At December 31, 2016, the Company had net capital of $124,387, which was $74,387 in excess of the amount required to be maintained at that date. At December 31, 2016, the Company had a ratio of aggregate indebtedness to net capital of 0 to 1.

Note 4 - Clearing Agreement, Restricted Cash and Other Assets

The Company intends to but has not yet entered into an agreement with a clearing company, whereby the clearing company would execute any customer trades. Net commissions earned will be credited to an account in the Company's name. Under an agreement with a clearing broker, the Company will be required to make a clearing deposit to a separate account at the clearing company, the amount of which is yet to be determined and which will be considered an allowable asset by the Company for net capital purposes.

Note 5 - Related Party and Non-Cash Transactions

The Company's sole related party transaction in 2016 was the $175,000 member contribution.

Note 6 - Members' Equity

The Operating Agreement provides that to the fullest extent permitted by Arizona law, the Company's Manager has no personal liability to the Company or to the other Members for damages for breach of fiduciary duty as Manager, except for damages resulting from acts or omissions that involve gross negligence or willful misconduct. The Manager has not guaranteed, nor does he have any obligation with respect to the return of any Members' capital contributions or the distribution of profits from the operation of the Company.

Each Members' liability for the debts and obligations of the Company is limited in accordance with the terms of the Company's operating agreement. In accordance with these terms and the provisions of the laws of the state of Arizona, no Member of the Company can be held liable for the individual actions of indebtedness of any other Member. In addition, in general a Member or Manager of the limited liability company is not liable, solely by reason of being a Member or Manager, for the debts, obligations, or liabilities of a limited liability company whether arising in contract or tort; under a judgment, decree, or order of court; or otherwise.

Note 7 - Subsequent Events

Management has evaluated subsequent events through February 27, 2017 the date on which the financial statements were available to be issued. The evaluation did not result in any subsequent events that required disclosure.

SCHEDULE I

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2016

TOTAL MEMBERS' EQUITY FROM STATEMENT OF FINANCIAL CONDITION	**$**	**156,498**
DEDUCTIONS		
NON-ALLOWABLE ASSETS		
Other Assets		32,111
NET CAPITAL	**$**	**124,387**
COMPUTATION OF NET CAPITAL		
Minimum Net Capital Required NC (6.67% Aggr. Ind.) or $50,000 whichever is greater	$	50,000
Excess Net Capital	$	74,387
Excess Net Capital at 1000% (Net Capital less 10% of Total Aggregate Indebtedness)	$	124,387
Net Capital in Excess of 120% of Requirement	$	64,387
AGGREGATE INDEBTEDNESS		
Aggregate Indebtedness	$	-
Ratio AE/NC		0 to 1
RECONCILIATION WITH COMPANY'S COMPUTATION		
Net Capital per Part II of Form X-17A-5, as amended	$	124,387
Adjustments (Rounding)		-
	$	**124,387**

SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2016

The Company claims exemption from Rule 15c3-3 under Sections 15c3-3(k)(2)(ii), and therefore schedules showing the Computation and Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission and the Schedule of Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission are not required.

SEMPLE, MARCHAL & COOPER, LLP
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS
2700 NORTH CENTRAL AVENUE, NINTH FLOOR, PHOENIX, ARIZONA 85004-1147

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Click IPO Securities, LLC

We have reviewed management's statements, included in the accompanying Exemption Report SEC Rule 17a-5(d)(4). In which (1) Click IPO Securities, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Click IPO Securities, LLC claimed an exemption from 17 C.F.R. § 240. 15c3-3, (2)(ii) of the provisions of the Customer Protection Rule, which shall not be applicable to a broker or dealer who, as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of §§ 240.17a-3 and 240.17a-4 of this chapter, as are customarily made and kept by a clearing broker or dealer, and (2) Click IPO Securities, LLC stated that they met the identified exemption provisions throughout the most recent fiscal year without exception. Click IPO Securities, LLC's management is responsible for the compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Click IPO Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k), (2)(ii) of Rule 15c3-3 under the Securities and Exchange Act of 1934.

Semple, Marchal + Cooper, LLP

Certified Public Accountants

Phoenix, Arizona
February 27, 2017

Click IPO Securities, LLC

EXEMPTION REPORT – SEC RULE 17A-5(d)(4)

January – December 2016

Click IPO, LLC ("Click IPO", "the Firm") is a broker-dealer registered with the U.S. Securities and Exchange Commission. Pursuant to Section 240-17a-5(d)(4) of The Securities Exchange Act of 1934 (Reports to be made by Certain Broker/Dealers), Click IPO is required to file one of two reports with the Commission annually—

Compliance Report if the Firm did not claim that it was exempt from Rule 15c3-3 under the Securities Exchange Act of 1934 ("Exchange Act") throughout the broker-dealer's fiscal year or,

Exemption Report if the Firm did claim it was exempt from Rule 15c3-3 throughout the fiscal year.

Click IPO hereby elects to submit an Exemption Report in lieu of a Compliance Report for the fiscal year ending December 31, 2016 based on the following:

- Click IPO claimed it was exempt from Rule 15c3-3 pursuant to Section (k)(2)(ii) during its most recent fiscal year ending December 31, 2016.

- The Firm qualifies for this exemption if it carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between the broker or dealer and its customers through one or more bank accounts, each to be designated as "Special Account for the Exclusive Benefit of Customers of Click IPO Securities, LLC".

- Furthermore, to the best of its knowledge and belief, Click IPO has met the exemption provisions identified in paragraph (k)(2)(ii) of Rule 15c3-3 throughout the most recent fiscal year without exception.

February 16, 2017

Karen A. Steighner, Financial & Operations Principal — Date

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended 2016

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

20*20********2915********************MIXED AADC 220
69304 FINRA DEC
CLICK IPO SECURITIES, LLC
2375 E CAMELBACK RD STE 600
PHOENIX, AZ 85016-3493

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Karen Steighner (303) 795-0400

2. A. General Assessment (item 2e from page 2) $0

B. Less payment made with SIPC-6 filed (**exclude interest**) (0)

N/A
Date Paid

C. Less prior overpayment applied (0)

D. Assessment balance due or (overpayment) 0

E. Interest computed on late payment (see instruction E) for 0 days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $0

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☐ **Funds Wired** ☐
Total (must be same as F above) $N/A

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

N/A

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Click IPO Securities, LLC
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the 16th day of February, 20 17.

Financial & Operations Principal
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning Jan 1 2016
and ending Dec 31, 2016

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $0

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions 0

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______ ______

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions 0

2d. SIPC Net Operating Revenues $0

2e. General Assessment @ .0025 $0

(to page 1, line 2.A.)